UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 18, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#37509

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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed February 3, 2017, as modified by the same contracts refiled with reduced redactions on Forms 10-K filed June 8, 2018 and June 7, 2019.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibits	Form	Filed On	Through
10.1, 10.2, 10.3	10-Q	February 3, 2017	June 14, 2020
10.42, 10.43, 10.44	10-K	June 8, 2018	June 14, 2020
10.42, 10.43, 10.44	10-K	June 7, 2019	June 14, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary